Exhibit 99.1

Investor Relations Contact: Ngoc Nguyen, Hawaiian Telcom (808) 546-3475 ngoc.nguyen@hawaiiantel.com	Media Contact: Su Shin, Hawaiian Telcom (808) 546-2344 su.shin@hawaiiantel.com

For Immediate Release

Hawaiian Telcom Reports First Quarter 2015 Results

Achieved Consumer Revenue Growth of 4.8 percent

Delivered Business Data Revenue Growth of 5.8 percent

Began Construction of Trans-Pacific Submarine Cable System

HONOLULU (Monday, May 4, 2015) — Hawaiian Telcom Holdco, Inc. (NASDAQ: HCOM) reported financial results for its first quarter ended March 31.  The highlights are as follows:

•                  Revenue totaled $97.1 million, consistent with the same period a year ago, resulting in Adjusted EBITDA(1) of $29.2 million, up 0.4 percent year-over-year.

•                  Consumer revenue increased 4.8 percent year-over-year to $37.5 million, driven by growth in video and high-speed Internet (HSI) revenue of $2.8 million and $0.8 million, respectively.

•                  Added nearly 1,600 Hawaiian Telcom TV subscribers during the first quarter, ending the quarter with approximately 29,700 subscribers, resulting in penetration of 17.9 percent of households enabled.

•                  Enabled 6,000 households in the quarter, increasing enabled households on O’ahu to 166,000.

•                  Business data revenue increased 5.8 percent year-over-year to $7.0 million, driven by growth in switched Ethernet, IP-VPN and dedicated Internet access revenues.

•                  Generated net income of $1.0 million, or $0.09 per diluted share for the quarter, compared to $2.4 million or $0.21 per diluted share in the first quarter of 2014.  The decrease was primarily due to a $2.6 million year-over-year increase in depreciation and amortization as a result of significant investments made to the Company’s broadband fiber network.

•                  Launched Desktop-as-a-Service and Microsoft’s Cloud Solutions further leveraging the capabilities of the Company’s next-generation fiber network and data center assets.

•                  Announced the start of construction on the Southeast Asia — United States (SEA-US) trans-Pacific submarine fiber cable system and already entered into a $5 million agreement for sale of capacity.

•                  Named “Marketer of the Year” and selected for the “Best Marketing of a New Product/Service” Gold Award by the Hawai‘i Chapter of the American Marketing Association.

“Our first quarter results were buoyed by the continued success of our next-generation products and services, made possible by the strategic investments in our broadband fiber network and systems,” said Eric K. Yeaman, Hawaiian Telcom’s president and CEO.  “Continued expansion of our next-generation fiber optic network coupled with robust demand for our Hawaiian Telcom TV and high-speed Internet services led to significant growth in our consumer channel, despite healthy competition in the marketplace.

“Business data revenue grew at a steady pace, underscoring the strategic value of our combined network and data center services capabilities.  We continue to see growing demand for comprehensive and secure IT solutions in the business sector and have responded by rounding out our cloud services portfolio with the addition of two new cloud-based services: Desktop-as-a-Service as well as Microsoft’s Cloud Solutions including Microsoft Office 365, SharePoint and Lync as Software-as-a-Service offerings.

“Together with our consortium partners, we reached a significant milestone in the quarter with the start of construction on our landmark trans-Pacific submarine fiber cable system.  In less than two weeks, we have finalized sales of capacity on the new system equaling 20 percent of our investment.

“Thoughtful investments like these have transformed our Company into Hawai‘i’s technology leader while demonstrating our intimate understanding of the needs of our marketplace as well as our responsibility to serve as positive stewards of our Company.  We will continue our commitment to prudently invest in ways that maximize value for our shareholders in the long term,” concluded Yeaman.

First Quarter 2015 Results

First quarter revenue was $97.1 million, consistent with the first quarter of 2014.  Revenue growth in the quarter, driven by video, HSI, IP data products and data center services more than offset the impact from a 6 percent decline in access lines.  Adjusted EBITDA was $29.2 million, up 0.4 percent compared to the same period a year ago.

The Company generated net income of $1.0 million, or $0.09 per diluted share for the quarter, compared to $2.4 million or $0.21 per diluted share in the first quarter of 2014.  The decrease was primarily due to a $2.6 million increase in depreciation and amortization as a result of significant investments made to the Company’s broadband fiber network.

Consumer Revenue

First quarter consumer revenue totaled $37.5 million, up 4.8 percent year-over-year primarily driven by revenue growth from the Company’s Hawaiian Telcom TV and HSI services.  Revenue growth in video and HSI services continues to more than offset lower revenue from legacy services, and combined video and HSI services now represent 41 percent of consumer revenue, up from 34 percent in the same period a year ago, and 25 percent in the same period two years ago.

Video service revenue grew to $7.5 million for the quarter, up from $4.8 million in the same period a year ago, driven by the addition of approximately 9,400 subscribers for a total of approximately 29,700 subscribers at the end of the first quarter.  Hawaiian Telcom TV average revenue per user (ARPU) was up approximately 5.8 percent year-over-year.  During the quarter, 6,000 additional households were enabled, increasing the total number of households enabled to 166,000 with approximately 57 percent of those households capable of utilizing fiber-to-the-premise technology.  Hawaiian Telcom TV penetration of households enabled was approximately 17.9 percent at the end of the first quarter.

Consumer HSI revenue also improved from the same period a year ago, led by a 1.8 percent year-over-year increase in consumer HSI subscribers to approximately 93,100 and a 7.3 percent increase in consumer HSI ARPU due to increased adoption of higher speed offerings.  As of March 31, 2015, approximately 93 percent of all video subscribers had double- or triple-play bundles.  Revenue increases from video and HSI were partially offset by legacy revenue declines related to consumer voice access and long distance line losses of 9.5 percent and 9.1 percent year-over-year, respectively.

Business Revenue

First quarter business revenue totaled $41.6 million, compared to $42.5 million in the first quarter of 2014.  Growth from next-generation services, primarily from a 5.8 percent year-over-year increase in business data revenue and a 8.0 percent year-over-year increase in data center revenue, was more than offset by the year-over-year decline in legacy business access and long distance revenues.  Driven by increasing customer demand for higher bandwidth services and integrated communications solutions, next-generation services now represent 31 percent of business revenue, up from 29 percent in the same period a year ago, and 23 percent in the same period two years ago.

Wholesale Revenue

First quarter wholesale revenue totaled $15.6 million, compared to $15.9 million in the first quarter of 2014.  Wholesale carrier data revenue was $14.3 million, consistent with the same period a year ago.  Switched carrier access revenue declined $0.2 million year-over-year to $1.3 million, attributable to both the overall decline in voice access lines and minutes of use and the impact of intercarrier compensation reform.

Operating Expenses, Capital Expenditures and Liquidity

Operating expenses, exclusive of depreciation and amortization, non-cash stock compensation, SystemMetrics earn-out and other one-time charges was $67.9 million, consistent with the first quarter of 2014.  The increase in direct cost of services related to video was offset by decreased utilities costs and lower employee salaries and benefit costs.

Capital expenditures totaled $29.2 million in the first quarter 2015, compared to $23.9 million in the first quarter 2014.  The increase was primarily due to the first SEA-US payment of $2.3 million, as well as higher success-based spending to support the growth of our next-generation services.  Overall, total capital expenditures for 2015 are expected to be in the high- $90 million range, consistent with the level of capital spending in 2014.

At the end of first quarter 2015, the Company had $26.9 million in cash and cash equivalents compared to $39.9 million at the end of 2014.  The use of cash is primarily related to higher levels of success-based capital expenditures and temporary uses of working capital.  Net Debt(2) was $264.9 million, resulting in a Net Debt to Adjusted EBITDA ratio as of March 31, 2015 of 2.25x.

Conference Call

The Company will host a conference call to discuss its first quarter 2015 results at 8:00 a.m. (Hawai‘i Time), or 2:00 p.m. (Eastern Time) on Monday, May 4, 2015.

To access the call, participants should dial (866) 578-5771 (US/Canada), or (617) 213-8055 (International) ten minutes prior to the start of the call and enter passcode 53582949.

A live webcast of the conference call, including a slide presentation, will be available from the Investor Relations section of the Company’s website at http://hawaiiantel.com.  The webcast will be archived at the same location.

A telephonic replay of the conference call will be available three hours after the conclusion of the call until 11:59 p.m. (Eastern Time) May 11, 2015.  Access the replay by dialing (888) 286-8010 and entering passcode 13625059.  Alternatively, the replay can be accessed by dialing (617) 801-6888 and entering passcode 13625059.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) and Net Debt. These are non-GAAP financial measures used by Hawaiian Telcom management when evaluating results of operations. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA and Net Debt to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section of www.hawaiiantel.com.

Forward-Looking Statements

In addition to historical information, this release includes certain statements and predictions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In particular, any statement, projection or estimate that includes or references the words “believes”, “anticipates”, “intends”, “expected”, or any similar expression falls within the safe harbor of forward-looking statements contained in the Reform Act.  Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including, but not limited to: failures in Hawaiian Telcom’s critical back office systems and IT infrastructure; breach of the our data security systems; increases in the amount of capital expenditures required to execute our business plan; the loss of certain outsourcing agreements, or the failure of any third party to perform under these agreements; adverse changes to applicable laws and regulations; the failure to adequately adapt to technological changes in the telecommunications industry, including changes in consumer technology preferences; adverse economic conditions in Hawaii; the availability of lump sum distributions under our union pension plan; limitations on the ability to utilize net operating losses due to an ownership change under Internal Revenue Code Section 382; the inability to service our indebtedness; limitations imposed on our business from restrictive covenants in the credit agreements; and severe weather conditions and natural disasters.  More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Hawaiian Telcom’s 2014 Annual Report on Form 10-K. The information contained in this release is as of May 4, 2015. It is anticipated that subsequent events and developments may cause estimates to change, and the Company undertakes no duty to update forward-looking statements.

About Hawaiian Telcom

Hawaiian Telcom (Nasdaq: HCOM), headquartered in Honolulu, is Hawai‘i’s technology leader, providing integrated communications, broadband, data center and entertainment solutions for business and residential customers. With roots in Hawai ‘i beginning in 1883, the Company offers a full range of services including Internet, video, voice, wireless, data network solutions and security, colocation, and managed and cloud services supported by the reach and reliability of its next generation fiber network and a 24/7 state-of-the-art network operations center. With employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience. For more information, visit www.hawaiiantel.com.

(1)  Adjusted EBITDA is EBITDA plus non-cash stock compensation, SystemMetrics earn-out and other non-recurring costs not expected to occur regularly in the ordinary course of business.  EBITDA is defined as net income plus interest expense (net of interest income and other), income taxes, depreciation and amortization and gain on sale of property.  The Company believes both of these non-GAAP measures, Adjusted EBITDA and EBITDA, are meaningful performance measures for investors because they are used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Adjusted EBITDA and EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of adjusted Adjusted EBITDA and EBITDA to comparable GAAP financial measures has been included in the tables distributed with this release.

(2)  Net Debt provides a useful measure of liquidity and financial health. The Company defines Net Debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.  A detailed reconciliation of Net Debt has been included in the tables distributed with this release.

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Income

(Unaudited, dollars in thousands, except per share amounts)

	Three Months Ended
	March 31,
	2015	2014

Operating revenues	$97,114	$97,072

Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	40,183	40,948
Selling, general and administrative	29,732	29,266
Depreciation and amortization	21,280	18,720

Total operating expenses	91,195	88,934

Operating income	5,919	8,138

Other income (expense):
Interest expense	(4,337)	(4,188)
Interest income and other	7	10

Total other expense	(4,330)	(4,178)

Income before income tax provision	1,589	3,960

Income tax provision	614	1,592

Net income	$975	$2,368

Net income per common share -
Basic	$0.09	$0.22
Diluted	$0.09	$0.21

Weighted average shares used to compute net income per common share -
Basic	10,692,198	10,528,039
Diluted	11,272,922	11,271,827

Hawaiian Telcom Holdco, Inc.

Consolidated Balance Sheets

(Unaudited, dollars in thousands, except per share amounts)

	March 31,	December 31,
	2015	2014

Assets

Current assets
Cash and cash equivalents	$26,940	$39,885
Receivables, net	32,357	32,662
Material and supplies	9,791	9,337
Prepaid expenses	3,688	3,598
Deferred income taxes	6,840	6,840
Other current assets	3,512	3,481
Total current assets	83,128	95,803
Property, plant and equipment, net	568,169	565,956
Intangible assets, net	36,704	37,328
Goodwill	12,104	12,104
Deferred income taxes	81,568	81,626
Other assets	10,554	9,151

Total assets	$792,227	$801,968

Liabilities and Stockholders’ Equity

Current liabilities
Current portion of long-term debt	$3,000	$3,000
Accounts payable	45,218	50,499
Accrued expenses	14,956	19,399
Advance billings and customer deposits	15,170	14,686
Other current liabilities	5,901	6,790
Total current liabilities	84,245	94,374
Long-term debt	288,863	289,423
Employee benefit obligations	99,432	99,366
Other liabilities	15,968	14,271
Total liabilities	488,508	497,434

Stockholders’ equity
Common stock, par value of $0.01 per share, 245,000,000 shares authorized and 10,757,666 and 10,673,292 shares issued and outstanding at March 31, 2015 and December 31, 2014, respectively	108	107
Additional paid-in capital	169,967	170,521
Accumulated other comprehensive loss	(25,184)	(23,947)
Retained earnings	158,828	157,853
Total stockholders’ equity	303,719	304,534

Total liabilities and stockholders’ equity	$792,227	$801,968

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	Three Months Ended
	March 31,
	2015	2014

Cash flows from operating activities:
Net income	$975	$2,368
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	21,280	18,720
Employee retirement benefits	(1,952)	(3,475)
Provision for uncollectibles	1,248	513
Stock based compensation	375	1,074
Deferred income taxes	837	1,685
Changes in operating assets and liabilities:
Receivables	(943)	957
Material and supplies	(91)	459
Prepaid expenses and other current assets	(121)	810
Accounts payable and accrued expenses	(3,782)	(10,010)
Advance billings and customer deposits	484	(210)
Other current liabilities	(185)	89
Other	808	390
Net cash provided by operating activities	18,933	13,370

Cash flows from investing activities:
Capital expenditures	(29,172)	(23,939)
Net cash used in investing activities	(29,172)	(23,939)

Cash flows from financing activities:
Repayments of capital lease and installment financing	(1,382)	(489)
Repayment of debt	(750)	(750)
Proceeds from installment financing	354	—
Taxes paid related to net share settlement of equity awards	(928)	(1,005)
Net cash used in financing activities	(2,706)	(2,244)

Net change in cash and cash equivalents	(12,945)	(12,813)
Cash and cash equivalents, beginning of period	39,885	49,551

Cash and cash equivalents, end of period	$26,940	$36,738

Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	$3,953	$3,824

Hawaiian Telcom Holdco, Inc.

Revenue by Category and Channel

(Unaudited, dollars in thousands)

	Three Months Ended
	March 31,		Change
	2015	2014	Amount	Percentage

Wireline Services
Local voice services	$31,769	$33,775	$(2,006)	-5.9%
Network access services
Business data	7,006	6,624	382	5.8%
Wholesale carrier data	14,333	14,386	(53)	-0.4%
Subscriber line access charge	8,656	9,169	(513)	-5.6%
Switched carrier access	1,312	1,552	(240)	-15.5%
	31,307	31,731	(424)	-1.3%
Long distance services	5,309	5,906	(597)	-10.1%
High-Speed Internet	11,328	10,544	784	7.4%
Video	7,522	4,754	2,768	58.2%
Equipment and managed services	4,265	4,489	(224)	-5.0%
Wireless	451	593	(142)	-23.9%
Other	2,566	2,875	(309)	-10.7%
	94,517	94,667	(150)	-0.2%
Data center colocation	2,597	2,405	192	8.0%
	$97,114	$97,072	$42	0.0%

Channel
Business	$41,575	$42,512	$(937)	-2.2%
Consumer	37,533	35,823	1,710	4.8%
Wholesale	15,644	15,937	(293)	-1.8%
Other	2,362	2,800	(438)	-15.6%
	$97,114	$97,072	$42	0.0%

Hawaiian Telcom Holdco, Inc.

Schedule of Adjusted EBITDA Calculation

(Unaudited, dollars in thousands)

	Three Months Ended		LTM Ended
	March 31,		March 31,
	2015	2014	2015

Net income	$975	$2,368	$6,706
Income tax provision	614	1,592	4,932
Interest expense and other income and expense, net	4,330	4,178	16,614
Depreciation and amortization	21,280	18,720	80,574
EBITDA	27,199	26,858	108,826
Non-cash stock compensation	375	1,074	3,475
SystemMetrics earn-out	272	272	1,087
Non-recurring costs	476	675	2,249
Pension settlement loss	850	—	850
Severance costs	—	—	197
Wavecom integration costs	—	178	161
Storm Iselle costs	—	—	1,077

Adjusted EBITDA	$29,172	$29,057	$117,922

Hawaiian Telcom Holdco, Inc.

Net Debt to LTM Adjusted EBITDA Ratio

(Unaudited, dollars in thousands)

Long-term debt as of March 31, 2015	$291,863
Less cash on hand	(26,940)
Total Net Debt as of March 31, 2015	$264,923

LTM Adjusted EBITDA as of March 31, 2015	$117,922

Total Net Debt to Adjusted EBITDA	2.25	x

Hawaiian Telcom Holdco, Inc.

Volume Information

(Unaudited)

	March 31,	March 31,	Change
	2015	2014	Number	Percentage

Voice access lines
Residential	165,074	182,375	(17,301)	-9.5%
Business	187,300	192,202	(4,902)	-2.6%
Public	3,733	4,073	(340)	-8.3%
	356,107	378,650	(22,543)	-6.0%

High-Speed Internet lines
Residential	93,090	91,429	1,661	1.8%
Business	19,624	19,404	220	1.1%
Wholesale	796	936	(140)	-15.0%
	113,510	111,769	1,741	1.6%

Long distance lines
Residential	104,527	115,019	(10,492)	-9.1%
Business	76,916	79,108	(2,192)	-2.8%
	181,443	194,127	(12,684)	-6.5%

Video services
Subscribers	29,721	20,279	9,442	46.6%
Homes Enabled	166,000	130,000	36,000	27.7%

	March 31,	December 31,	Change
	2015	2014	Number	Percentage

Voice access lines
Residential	165,074	169,488	(4,414)	-2.6%
Business	187,300	188,534	(1,234)	-0.7%
Public	3,733	3,830	(97)	-2.5%
	356,107	361,852	(5,745)	-1.6%

High-Speed Internet lines
Residential	93,090	92,875	215	0.2%
Business	19,624	19,589	35	0.2%
Wholesale	796	814	(18)	-2.2%
	113,510	113,278	232	0.2%

Long distance lines
Residential	104,527	107,342	(2,815)	-2.6%
Business	76,916	77,899	(983)	-1.3%
	181,443	185,241	(3,798)	-2.1%

Video services
Subscribers	29,721	28,124	1,597	5.7%
Homes Enabled	166,000	160,000	6,000	3.8%